                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934

         For the fiscal year ended December 31, 1999

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  AEROQUIP-VICKERS SAVINGS AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation
                  1111 Superior Avenue
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                         (Name of Plan)
                                            AEROQUIP-VICKERS SAVINGS AND PROFIT
                                            SHARING PLAN

         Date: June 28, 2000                By: Eaton Corporation Pension
                                            Administration Committee

                                            By: /s/ S. J. Cook
                                                --------------------------------
                                                 (Signature)
                                                 S. J. Cook
                                                 Vice President-Human Resources
                                                 Eaton Corporation

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Aeroquip-Vickers Savings and Profit-Sharing Plan
December 31, 1999 and 1998 and Year Ended December 31, 1999 with Report of Independent Auditors

                Aeroquip Vickers Savings and Profit-Sharing Plan

                 Financial Statements and Supplemental Schedule

           December 31, 1999 and 1998 and Year Ended December 31, 1999


                                    CONTENTS


Report of Independent Auditors...........................................................................1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..........................................................2
Statement of Changes in Net Assets Available for Benefits................................................3
Notes to Financial Statements............................................................................4


SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i)--Schedule of Assets Held for Investment
   Purposes at End of Year..............................................................................11
Schedule H, Line 4(j)--Schedule of Reportable Transactions..............................................13

                         Report of Independent Auditors

Administrative Committee
Aeroquip-Vickers
   Savings and Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Aeroquip-Vickers Savings and Profit-Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Cleveland, Ohio                                    /s/ Ernst & Young LLP
June 9, 2000

                Aeroquip-Vickers Savings and Profit-Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                                                DECEMBER 31
                                                                         1999                  1998
                                                                 --------------------------------------------
ASSETS
Contributions receivable from employer                             $      18,204,426     $      23,623,629
Contributions receivable from participants                                   138,383                     -
Fixed income fund units receivable (payable), net                          2,043,703               (25,924)
Investments:
   Investment Contracts                                                  218,331,970           234,317,290
   Vanguard Mutual Funds                                                 590,607,034           456,876,257
   Eaton Common Shares Fund                                               11,745,772                     -
   Aeroquip-Vickers Stock Fund                                                     -            47,267,654
   Cincinnati Milacron Stock Fund                                            626,602               858,168
   Loans receivable from participants                                     20,502,635            19,541,011
                                                                 --------------------------------------------
                                                                         841,814,013           758,860,380
                                                                 --------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                  $     862,200,525     $     782,458,085
                                                                 ============================================


See accompanying notes.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999


ADDITIONS
Contributions by participants                                                           $       21,398,943
Contributions by employer                                                                       24,376,645
Investment income:
   Interest                                                                                     20,089,419
   Dividends                                                                                    32,469,069
   Net appreciation in fair value of investments                                                76,311,297
                                                                                      ----------------------
                                                                                               128,869,785

Transfer from M.C. Aerospace Corporation Tax
   Deferred Savings Plan                                                                         1,611,057
                                                                                      ----------------------
                                                                                               176,256,430

DEDUCTIONS
Distributions to participants                                                                   96,436,048
Investment management fees                                                                          77,942
                                                                                      ----------------------
                                                                                                96,513,990
                                                                                      ----------------------
Net increase                                                                                    79,742,440

Net assets available for benefits at beginning of year                                         782,458,085
                                                                                      ----------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                        $      862,200,525
                                                                                      ======================


See accompanying notes.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

                          Notes to Financial Statements

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999


A.     DESCRIPTION OF THE PLAN

The Aeroquip-Vickers Savings and Profit-Sharing Plan (the "Plan") is a defined contribution plan. Eligible participants include all U. S. regular full-time salaried employees and non-bargaining hourly employees of Aeroquip-Vickers, Inc. ("Company") and its subsidiaries, Aeroquip Corporation ("Aeroquip") and Vickers, Incorporated ("Vickers"), on their ninety-first day of employment. Effective January 1, 2000 covered employees are immediately eligible for participation in the Plan. Bargaining unit employees are eligible to participate only if the bargaining agreement permits participation. Temporary employees who work less than 1,000 hours during a 12-month period and interns are not eligible to participate in the Plan.

Participants may contribute to the Plan on a pretax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent) subject to an annual limit imposed by the Internal Revenue Service. Each participant individually directs his or her contributions and the Company's contributions into the investment funds offered by the Plan (in multiples of 1 percent), except for 25 percent of the Company's profit-sharing contribution.

The contribution receivable amount primarily consists of the profit sharing contributions for the year. Profit-sharing contributions to the Plan by the Company are based on the level of return on net assets of the Company. These contributions are paid to the Plan by the Company during the first quarter of the following year.

The Company matches 50% to 100% of participant contributions not exceeding 1% to 5% of the total compensation of the participant, depending on the location and contribution level of the participant.

A participant is entitled to the distributions provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive a distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the plan administrator will distribute the participant's entire interest in one lump sum payment.

Profit-sharing and matching contributions and their earnings may be withdrawn prior to age 59-1/2 in an amount not to exceed the value of the pretax contributions account at December 31, 1993 and only after all after-tax contributions and their earnings have been withdrawn. Withdrawals of profit-sharing allocations and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

In December 1995, the Company acquired the Electronic Systems Division ("ESD") of Cincinnati Milacron, Inc. The ESD employees' retirement funds were transferred into the Plan in March 1996 and such participants became eligible for participation in the Plan as of the date of transfer. Participants were given the option to retain their investment in the Cincinnati Milacron Stock Fund or to direct their funds into any options available within the Plan. The Cincinnati Milacron Stock Fund is invested in Cincinnati Milacron Common Stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. No contributions, rollovers, or transfers are permitted into the fund.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

The Aeroquip-Vickers Stock Fund was invested in Aeroquip-Vickers Common Stock. Cash dividends paid on shares held by the Trust were used to purchase additional shares for participant accounts. For each participant's profit-sharing allocation, 25% was automatically invested in the Aeroquip-Vickers Stock Fund until distribution to the participant or until the participant reached age 55. Participants could also elect to have additional amounts over the Company's 25% profit-sharing contribution invested in the Aeroquip-Vickers Stock Fund. Aeroquip-Vickers common stock was acquired in open market purchases at fair market value.

On April 9, 1999, the Eaton Corporation ("Eaton") completed the acquisition of the Company whereby Eaton acquired all of the outstanding shares of the Company for $58 per share in cash. All participants with investments in Aeroquip-Vickers stock were redeemed by Eaton for $58 per share with the proceeds being reinvested in Vanguard mutual funds based on the participant's investment election for future contributions. If notification of investment elections was not received, all monies were invested in The Vanguard U.S. Money Market Treasury Fund.

The Eaton Common Shares Fund is invested in Eaton Corporation Common Stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. For each participant's 1999 profit-sharing contribution, 25% will be automatically invested in the Eaton Common Shares Fund until distribution to the participant or until the participant reaches age 55. Participants can also elect to have additional amounts over the Company's 25% profit-sharing contribution invested in the Eaton Common Shares Fund.

Participants of the Plan have general purpose and home loans available. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balance or the total of his or her pretax, matching and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans are repaid to the Plan in equal installments through payroll deductions or direct payment over a period not to exceed five years for general purpose and twenty years for home loans. Interest is charged at the prime rate, plus 1 percent at the loan origination date.

Certain administrative costs are paid by the Plan Sponsor.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

The Company reserves the right to amend, modify or terminate the Plan at any time.

Information concerning the Plan document, matching and profit-sharing contributions and vesting is contained in the summary plan description ("SPD") for the plan. Copies of the SPD are available from the Human Resource Services department of the Company.

B.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Marketable securities are stated at aggregate fair value and are valued at the last sales price quoted by a national securities exchange on the last business day of the plan year. Mutual funds are stated at the net asset value on the last business day of the plan year. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts consist of fully benefit-responsive insurance company and bank investment contracts. These investment contracts are stated at contract value. These contracts pay a negotiated fixed or variable interest rate for a period of one to five years. At December 31, 1999 and 1998, the investment contracts had a weighted average crediting interest rate of 6.25% and 7.97%, respectively. The average yield on these contracts was 7.01% and 7.35% for the years ended December 31, 1999 and 1998, respectively. The contract value of these contracts approximates fair value.

Contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poor's or its equivalent and have a maximum average contract life of five years.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation.

C.     INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                                          Net
                                                                    Appreciation in
                                                                     Fair Value of
                                                                      Investments
                                                                  ---------------------

Common stock                                                        $     49,192,574
Registered investment companies                                           27,118,723
                                                                  ---------------------

                                                                    $     76,311,297
                                                                  =====================

                Aeroquip-Vickers Savings and Profit-Sharing Plan

C.     INVESTMENTS--CONTINUED

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                DECEMBER 31
                                                         1999                 1998
                                                 -------------------------------------------

Vanguard 500 Index Fund                             $    173,282,460     $    127,189,820
Vanguard Morgan Growth Fund                               74,220,860           48,514,594
Vanguard STAR Fund                                       104,110,513          103,574,121
Vanguard Windsor II Fund                                  80,286,198           98,226,344
Vanguard Prime Money Market                               61,818,109                    -
Aeroquip-Vickers Common Stock*                                     -           47,267,654


* Nonparticipant-directed

D.     NONPARTICIPANT-DIRECTED INVESTMENTS

Information regarding the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

Aeroquip-Vickers Stock Fund (Nonparticipant-directed portion):

                                                             DECEMBER 31,
                                                                 1998
                                                          ---------------------
Net assets:
   Contribution receivable                                   $      5,946,544
   Aeroquip-Vickers Common Stock                                   23,246,637
                                                          ---------------------

                                                             $     29,193,181
                                                          =====================
Changes in net assets:
   Dividends                                                 $        183,578
   Net appreciation                                                17,098,322
   Benefits paid to participants                                   (1,020,428)
   Transfers to participant-directed investments                  (45,454,653)
                                                          ---------------------

                                                             $    (29,193,181)
                                                          =====================

                Aeroquip-Vickers Savings and Profit-Sharing Plan

D.     NONPARTICIPANT-DIRECTED INVESTMENTS--CONTINUED

Eaton Common Shares Fund (Nonparticipant-directed portion):

     The portion of the contribution receivable at December 31, 1999 which is designated to be nonparticipant-directed (see Note A) is $4,538,498.

E.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 22, 1997, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

                             EIN 34-4288310 Plan 15

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999

                                                                                                          Current
                    Identity of Issue                             Description of Investment                Value
------------------------------------------------------------------------------------------------------------------------

*Vanguard 500 Index Fund                                  Registered Investment Company;
                                                             1,280,444 shares                           $  173,282,460
*Vanguard International Growth Fund                       Registered Investment Company;
                                                             1,388,746 shares                               31,232,893
*Vanguard LifeStrategy Conservative Growth Fund           Registered Investment Company;
                                                             515,577 shares                                  7,785,216
*Vanguard LifeStrategy Growth Fund                        Registered Investment Company;
                                                             530,356 shares                                 11,354,931
*Vanguard LT Corporate Fund                               Registered Investment Company;
                                                             982,295 shares                                  7,966,415
*Vanguard Morgan Growth Fund                              Registered Investment Company;
                                                             3,238,257 shares                               74,220,860
*Vanguard STAR Fund                                       Registered Investment Company;
                                                             5,717,217 shares                              104,110,513
*Vanguard Treasury Money Market                           Registered Investment Company;
                                                             38,549,439 shares                              38,549,439
*Vanguard Windsor II Fund                                 Registered Investment Company;
                                                             3,215,306 shares                               80,286,198
*Vanguard Prime Money Market Fund                         Registered Investment Company;
                                                             61,819,109 shares                              61,818,109
*Eaton Corporation Common Stock                           Company Stock;
                                                             161,732 shares                                 11,745,772
*Cincinnati Milacron Stock                                Company Stock;
                                                             40,755 shares                                     626,602
*Participant loans                                        Interest rates ranging from
                                                             6% - 10%                                       20,502,635
AIG 18293                                                 Unallocated Insurance Contract;
                                                             maturity date 1/31/02, 6.37%                    8,485,933
AIG 995                                                   Unallocated Insurance Contract;
                                                             maturity date 3/31/03, 6.21%                    8,857,686
AIG Financial 205838                                      Unallocated Insurance Contract;
                                                             duration 4.95 years, 5.88%                     21,124,662
Allstate 6080                                             Unallocated Insurance Contract;
                                                             maturity date 2/14/03, 6.10%                    7,178,245
Allstate GA-6139                                          Unallocated Insurance Contract;
                                                             maturity date 10/15/03, 5.64%                  10,587,847

                Aeroquip-Vickers Savings and Profit-Sharing Plan

                             EIN 34-4288310 Plan 15

               Schedule H, Line 4(i)--Schedule of Assets Held for
                  Investment Purposes at End of Year--Continued




                                                                                                          Current
                    Identity of Issue                             Description of Investment                Value
------------------------------------------------------------------------------------------------------------------------
CDC 394-01                                                Unallocated Insurance Contract;
                                                             maturity date 2/22/04, 6.27%                    8,052,152
CDC 394-02                                                Unallocated Insurance Contract;
                                                             maturity date 1/25/04, 5.66%                   20,203,149
CDC 394-03                                                Unallocated Insurance Contract;
                                                             maturity date 5/25/04, 5.88%                    9,151,426
Deutsche Bank TRI1                                        Unallocated Insurance Contract;
                                                             maturity date 6/30/00, 6.45%                    8,996,105
John Hancock 8693                                         Unallocated Insurance Contract;
                                                             maturity date 9/30/00, 6.37%                   10,158,589
John Hancock 8833                                         Unallocated Insurance Contract;
                                                             maturity date 12/29/00, 6.75%                   9,074,722
Life of Virginia GS-3099                                  Unallocated Insurance Contract;
                                                             maturity date 7/31/01, 5.99%                    5,124,243
Metropolitan Life 24762                                   Unallocated Insurance Contract;
                                                             maturity date 3/31/00, 6.77%                    5,994,742
Metropolitan Life 24790                                   Unallocated Insurance Contract;
                                                             maturity date 4/30/01, 6.74%                   17,471,499
New York Life 30507                                       Unallocated Insurance Contract;
                                                             maturity date 12/31/01, 6.65%                  15,686,803
Principal Life 4-18623-02                                 Unallocated Insurance Contract;
                                                             maturity date 3/31/02, 6.85%                    6,100,764
Principal Life 4-18623-03                                 Unallocated Insurance Contract;
                                                             maturity date 2/28/01, 6.83%                   14,176,279
Rabobank TRI119601                                        Unallocated Insurance Contract;
                                                             maturity date 9/30/01, 6.47%                    6,070,896
Security Life 0120                                        Unallocated Insurance Contract;
                                                             maturity date 9/30/02, 5.74%                   19,955,696
UBS 2303                                                  Unallocated Insurance Contract;
                                                             maturity date 6/30/02, 6.78%                    5,880,532
                                                                                                     -------------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                               $  841,814,013
                                                                                                     ===================

*        Party-in-interest to the Plan.

                Aeroquip-Vickers Savings and Profit-Sharing Plan

                             EIN 34-4288310 Plan 15

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year Ended December 31, 1999


                                                                                                  Current Value
                                                                                                     of Asset
     Identity of         Description of         Purchase          Selling           Cost of       on Transaction         Net
        Issue                 Asset              Price             Price             Asset             Date             Gain
-----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (i)--SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Vanguard              Aeroquip-Vickers
                         Common Stock*                          $  40,547,286     $ 25,581,403      $  40,547,286    $ 14,965,883

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Vanguard              Aeroquip- Vickers        $  6,130,122                          6,130,122          6,130,122
                         Common Stock*                             46,475,081       29,418,660         46,475,081      17,056,421


* Party-in-interest to the Plan.

There were no category (ii) or (iv) reportable transactions during 1999.